Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-233822 and 333-233822-01

August 3, 2020

Kilroy Realty, L.P.

$425,000,000

2.500% Senior Notes due 2032

Guaranteed by

Kilroy Realty Corporation

This free writing prospectus relates only to the securities described below and should be read together with Kilroy Realty, L.P.’s and Kilroy Realty Corporation’s preliminary prospectus supplement dated August 3, 2020 (the “preliminary prospectus supplement”) and the accompanying prospectus dated September 18, 2019 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Kilroy Realty, L.P.

Guarantor:	Kilroy Realty Corporation

Security:	2.500% Senior Notes due 2032

Aggregate Principal Amount Offered:	$425,000,000 aggregate principal amount

Maturity Date:	November 15, 2032

Expected Ratings[1]:	Baa2 by Moody’s Investors Service (stable outlook) BBB by Standard & Poor’s Ratings Services (stable outlook)

Interest Rate:	2.500% per year, accruing from August 12, 2020

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2020

Price to Public:	99.364% of the aggregate principal amount, plus accrued interest, if any

Yield to Maturity:	2.561%

Benchmark Treasury:	0.625% due May 15, 2030

Spread to Benchmark Treasury:	+200 basis points

Benchmark Treasury Yield:	0.561%

[1]

Note: The securities ratings above are not recommendations to buy, sell or hold the securities. The ratings are subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

Optional Redemption:	Prior to August 15, 2032 (the “Par Call Date”), make-whole redemption at the Treasury Rate (as defined) plus 30 basis points, plus accrued and unpaid interest. On and after the Par Call Date, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.

Trade Date:	August 3, 2020

Settlement Date:	August 12, 2020 (T+7). See “Underwriting (Conflicts of Interest)—Delayed Settlement” in the preliminary prospectus supplement for information regarding T+7 settlement.

CUSIP:	49427R AQ5

ISIN:	US49427RAQ56

Joint Book-Running Managers:	BofA Securities, Inc. Jefferies LLC BBVA Securities Inc. Citigroup Global Markets Inc. Scotia Capital (USA) Inc.

Senior Co-Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp. Comerica Securities, Inc. KeyBanc Capital Markets Inc. MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

Other:

The trustee under the indenture pursuant to which the notes will be issued is an affiliate of one of the underwriters.

Comerica Securities, Inc., a Financial Industry Regulatory Authority, Inc. member and one of the underwriters, is paying a referral fee to an affiliated entity, Comerica Bank.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and related prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and related prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or Jefferies LLC toll-free at 1-877-877-0696.